SHADOW MARKETING INC.
                         1823 W. 7th Avenue, Suite 210
                          Vancouver, British Columbia
                                Canada  V6J 5K5
                           Telephone: (604) 805-6340
                               Fax:(250)868-2396


October 6, 2006

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

ATTENTION:  RAQUEL HOWARD, STAFF ACCOUNTANT

Dear Sirs:

RE:    FORM 8-K FILED SEPTEMBER 20, 2006

Further to your letter dated September 28, 2006 regarding our change of auditor filing on Form 8-K, we respond to your comments as follows:

1. WE NOTE THE FIRST SENTENCE OF THE FIRST PARAGRAPH OF YOUR DISCLOSURE. PLEASE REVISE YOUR DISCLOSURE TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED AND THE SPECIFIC DATE. SEE ITEM 304(A)(1)(I) OF REGULATION S-B.

       We have indicated in our amended filing submitted herewith that our former accountant resign on July 21, 2006.

2. DISCLOSE WHETHER THE DECISION TO CHANGE ACCOUNTANTS WAS RECOMMENDED OR APPROVED BY THE BOARD OF DIRECTORS OR AN AUDIT OR SIMILAR COMMITTEE OF THE BOARD OF DIRECTORS. SEE ITEM 304(A)(1)(III) OF REGULATION S-B.

       We have disclosed that the decision to change accountants was approved by our board of directors.

3. PLEASE OBTAIN AND FILE AN EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE FORMER ACCOUNTANT AGREES WITH YOUR REVISED ITEM 304 DISCLOSURES, OR THE EXTENT TO WHICH THE ACCOUNTANT DOES NOT AGREE.

       We  have filed the referenced letter as an exhibit to our amended Form 8-
       K.



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In addition, we acknowledge that:

       a) the company is responsible for the adequacy and accuracy of the disclosure in our filings;

       b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by staff do not foreclose the Commission from taking any action with respect to the filing; and

       c) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Yours truly,

SHADOW MARKETING INC.

PER:  /S/ CHRIS PATERSON

CHRIS PATERSON
Director